SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 0-31967


JUN 30 2003


03025847

Trenwick Group
401(k) Savings Plan
(Full title of the plan)

Trenwick America Corporation
One Canterbury Green
Stamford, CT 06901
Tel: 203-353-5500
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Trenwick Group 401(k) Savings Plan
(Name of Plan)

By: 
Alan L. Hunte
Trustee

Date: June 27, 2003

Trenwick Group 401 (k) Savings Plan

Financial Statements
Years Ended December 31, 2002 and 2001,
Supplemental Schedule
Year Ended December 31, 2002

TRENWICK GROUP 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Participants and Administrator of
Trenwick Group 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Trenwick Group 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2003

TRENWICK GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
INTEREST BEARING CASH	$ 254,355	$ 50,939
INVESTMENTS (Note 3)	8,616,459	9,690,290
RECEIVABLES:		
Employer contributions	67,367	42,351
Employee contributions	45,045	51,043
	112,412	93,394
LOANS TO PARTICIPANTS	466,165	353,778
Net Assets Available for Benefits	$9,449,391	$10,188,401

The accompanying notes are an integral part of these statements.

TRENWICK GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
Investment income:	
Net depreciation in fair value of investments	$ (1,803,598)
Interest income	88,183
Dividend income	103,084
Gross investment loss	(1,612,331)
Less: investment expenses	(2,615)
Net investment loss	(1,614,946)
Participant loan interest	36,159
Employee contributions	1,109,307
Employer contributions	710,392
Total additions	240,912
DEDUCTIONS:	
Distributions to participants	979,922
Total deductions	979,922
NET DECREASE	(739,010)
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of year	10,188,401
End of year	$ 9,449,391

The accompanying notes are an integral part of these statements.

1. DESCRIPTION OF THE PLAN

The following is a brief description of the Trenwick Group 401(k) Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan, which became effective January 1, 1987, is a tax deferred savings program available to all full time employees of Trenwick America Corporation and Trenwick Group Ltd. (collectively, the "Company") upon the first day of the month following the date of employment. Additionally, employees who are not full-time employees of the Company are eligible to participate upon completion of 1,000 hours of service (as defined in the plan) during a twelve-month period of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Under the terms of the Plan, each year, participating employees are able to contribute up to twenty percent of annual compensation on a pre-tax basis, and up to eight percent of annual compensation on an after-tax basis, the total of which may not exceed twenty percent of annual compensation. The Company makes a matching contribution equal to one hundred percent of the first six percent of a participant's pre-tax contributions to the Plan. The Plan has recently been amended effective January 1, 2003 to permit recipients of bonuses to make a separate election to contribute up to 20% of their bonus on a pre-tax basis or up to 8% of their bonus on an after-tax basis. Contributions may not, in the aggregate, exceed 20% of total compensation.

Participant accounts – Employee contributions are deposited with New York Life Trust Company ("New York Life") and are invested in various investment options as contributions. In addition, each participant's account is credited with an allocable share of earnings from the respective fund(s) in which such contributions have been invested as well as with employer matching.

Vesting - In accordance with the terms of the Plan, participants are immediately one hundred percent vested with respect to their own contributions; vesting in employer matching and discretionary contributions occur at the rate of twenty percent per year beginning with the completion of one year of service. As a result of an amendment to the Plan, effective May 1, 2003 all active participants employed by the Company as of April 30, 2003 are 100% vested with respect to Company matching contributions. All participants employed by the Company as of May 1, 2003 will be 100% vested upon the completion of one year of service. Participants are not able to withdraw contributions until they attain age 59½, are able to prove a financial hardship under specific circumstances or terminate employment for any reason, including death or disability.

Investment options – The Plan permits participants to invest their accounts in either individual investment options or in one of the Portfolios Asset Allocation options available under the Plan. Participants may direct their contributions into ten different mutual funds. The mutual fund options are: Stable Value Option, Eclipse Money Market Fund, PIMCO Total Return Fund (Administrative Class), Eclipse Value Equity Fund, Vanguard 500 Index Fund, AIM Constellation Fund (Class A), Franklin

Small Cap Growth Fund I (Class A), Strong Opportunity Fund, American Century International Growth Fund (Investor Class), and the Trenwick Group Ltd. Company Stock Fund. The Stable Value Option is invested in the New York Life Anchor Account, a fully benefit responsive investment and pooled separate account that guarantees principal and accumulated interest and is stated at contract value which is equal to fair value. The Stable Value Option may also invest in interest bearing cash. The Trenwick Group Ltd. Stock Fund is invested in Trenwick Group Ltd. common stock (See Note 5). Effective March 4, 2003, the investment committee decided to remove the Trenwick Group Ltd. Stock Fund as an investment option from the Plan.

The Portfolios Asset Allocation options are offered as investment alternatives in the Plan. Participants who elect to invest in a Portfolio Asset Allocation option are charged a quarterly investment fee of 0.025%, which is deducted from the participant's account at the end each calendar quarter. A description of each of the Portfolios options as provided by New York Life are as follows:

Portfolio I: Income Oriented Asset Allocation Portfolio – This portfolio allocates assets among four investment options: the Stable Value Option, the PIMCO Total Return Fund, the Vanguard 500 Index Fund and the Strong Opportunity Fund at an initial allocation percentage of 20%, 60%, 8% and 12%, respectively. These allocation percentages may change annually when the Portfolio is reassessed.

Portfolio II: Growth/Income Oriented Asset Allocation – This Portfolio allocates assets among four investment options: the Stable Value Fund, the PIMCO Total Return Fund, the Vanguard 500 Index Fund and the Strong Opportunity Fund at an initial allocation percentage of 20%, 30%, 30% and 20%, respectively. These allocation percentages may change annually when the Portfolio is reassessed.

Portfolio III: Growth Oriented Asset Allocation – Portfolio III allocates assets among five investment options: the PIMCO Total Return Fund, The Eclipse Value Equity Fund, the Vanguard 500 Index Fund, the Franklin Small Cap Growth Fund I and the Strong Opportunity Fund at an initial allocation percentage of 20%, 8%, 30%, 12% and 30%, respectively. These allocation percentages may change annually when the Portfolio is reassessed.

Administrative Fees - Administrative and professional fees of the Plan have been paid by the Company, and personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

Loans to Participants - Participants are able to borrow from their fund accounts the lesser of fifty percent of their vested account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Loans to Participants fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Loans are subject to a one-time administration fee of $60, which is paid by the participant.

Forfeitures – Forfeitures are calculated based upon an employee's non-vested portion of his or her account balance on his or her date of termination from the Plan and are used to reduce the Company's future contributions to the Plan for remaining eligible participants. If a participant returns to work for the Company before incurring five consecutive breaks in service, the nonvested balance of the participant account may be restored. At December 31, 2002 and 2001, forfeited accounts totaled $150,147 and $138,832, respectively.

Payment of Benefits – Upon termination, distributions of an employee's vested account balance is normally made as soon as administratively possible following the date of termination of employment. However, in instances where a participant's vested account balance exceeds $5,000, distributions are deferred until the participant's normal retirement date (age 65) in the form of an annuity, unless requested otherwise in writing by the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in pooled separate accounts are stated at contract value, which approximates fair value. Participant loans are valued at the face value of the principal amount, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Investment income includes dividend and interest income, and unrealized appreciation (depreciation) in the fair value of investments held in mutual funds. All gains and losses are unrealized. A determination of realized gain or loss will be calculated at the moment all of the funds are liquidated.

Payment of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

	2002	2001
Stable Value Option	$ 1,756,964	$ 1,674,780
PIMCO Total Return Fund	877,220	784,476
Eclipse Value Equity Fund	885,198	1,153,417
Vanguard 500 Index Fund	3,083,574	3,663,792
AIM Constellation Fund	766,101	958,412

During the year ended December 31, 2002 and 2001, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,803,598 and $1,079,156, respectively.

The Stable Value Option is invested in the New York Life Anchor Account, a fully benefit responsive investment and pooled separate account that guarantees principal and accumulated interest and is stated at contract value which is equal to fair value. The Stable Value Option average yield was 5.3% and 5.9%

for the period ending December 31, 2002 and 2001, respectively. The Stable Value Option crediting interest rate is valued daily and was .01% at year end December 31, 2002 and 2001.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receipt of this letter, however the Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTIES-IN-INTEREST

As of December 31, 2002, the Plan had outstanding loans to participants and held investments in the common stock of Trenwick Group Ltd. Additionally, amounts directed to the Stable Value Option are invested in the New York Life Anchor Account. New York Life is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In any event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

	December 31,	
	2002	**2001**
Net assets available for benefits per the financial statements	$ 9,449,391	$ 10,188,401
Contributions receivable to the Plan at December 31	(112,412)	(93,394)
Net assets available for benefits per the Form 5500	$ 9,336,979	$ 10,095,007

The following is a reconciliation of employee and employer contributions per the financial statements for the year ended December 31, 2002 to form 5500:

Employee contributions per the financial statements	$1,109,307
Contributions receivable to the Plan at December 31, 2001	51,043
Contributions receivable to the Plan at December 31, 2002	(45,045)
Employee contributions per the Form 5500	$1,115,305
Employer contributions per the financial statements	$ 710,392
Contributions receivable to the Plan at December 31, 2001	42,351
Contributions receivable to the Plan at December 31, 2002	(67,367)
Employer contributions per the Form 5500	$ 685,376

SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (1)	Current Value
*New York Life	New York Life Anchor Account (1,668,510 units)		$ 1,756,964
Eclipse Funds	Eclipse Money Market Fund (254,355 units)		254,355
IDEX Mutual Funds	PIMCO Total Return Fund (82,214 units)		877,220
Eclipse Funds	Eclipse Value Equity Fund (93,081 units)		885,198
The Vanguard Group	Vanguard 500 Index Fund (37,998 units)		3,083,574
AIM Family of Funds	AIM Constellation Fund (46,067 units)		766,101
Franklin Templeton Investments	Franklin Small Cap Growth Fund (15,862 units)		348,163
Strong Funds	Strong Opportunity Fund (13,701 units)		393,221
American Century Investments	American Century International Growth Fund (79,186 units)		505,207
*Trenwick Group Ltd.	Trenwick Group Ltd. Stock Fund (1,126 units)		811
*Participants	Loans to Participants (interest rates from 6.25 to 11.00% through the year 2028)		466,165
			$ 9,336,979

*Party-in-interest

(1) Information omitted because of the absence of conditions under which it is required